The York Water Company
130 East Market Street
York, Pennsylvania 17401

October 8, 2021

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention:  Arthur Tornabene-Zalas

Re:	The York Water Company
Registration Statement on Form S-3
(File No. 333-259809)

Dear Mr. Tornabene-Zalas:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The York Water Company (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) by 3:00 p.m., Eastern Time, on October 13, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Pat Gentile of Reed Smith LLP at (412) 288-4112 with any questions.

Very truly yours,

By: /s/ Matthew E. Poff
Name:  Matthew E. Poff
Title:  Chief Financial Officer